EXHIBIT 99.102

CONSENT OF PETER MORDAUNT

The undersigned hereby consents to reference to the undersigned’s name included or incorporated by reference in the Registration Statement on Form 40-F being filed by Mercator Minerals Ltd. (the “Corporation”) with the United States Securities and Exchange Commission in connection with (1) the “NI 43-101 Technical Report El Pilar Project” dated April 27, 2009 (the “El Pilar Report”), (2) the annual information form of the Corporation dated March 31, 2010 and (3) the annual information form of the Corporation dated March 31, 2011, which includes reference to my name in connection with information relating to the El Pilar Report and the properties described therein.

Date:  November 8, 2011

/s/ Peter Mordaunt Peter Mordaunt, P.Geo